Marv Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements and Supplemental Information

For the Year Ended December 31, 2020

Public







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marv Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 7th Avenue, Suite 615
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maneesh Awasthi, CEO (212) 244-7563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bercower, LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maneesh Awasthi _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marv Capital, Inc.

_____, as of ~~December 31~~ February 25 _____, 20 ~~20~~ 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RACHEL M MENDEZ
Notary Public - State of New Jersey
My Commission Expires Dec 5, 2021

_____
Signature

Chief Executive Office
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Marv Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Marv Capital, Inc.** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

BerKower LLC

Berkower LLC

Iselin, New Jersey
March 30, 2021

Marv Capital, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	274,014
Deposits - rent		3,200
Due from clearing broker		6,593
Marketable securities		49,118
Furniture and equipment, net of accumulated depreciation		-
Total Assets	$	332,925

Liabilities and Stockholders' Equity

Liabilities

Accrued expenses	$	19,021
Payroll liabilities		26,185
Total Liabilities		45,206

Shareholders' Equity

Common stock, $1 par value, 1,000,000 shares authorized; 586,574 shares outstanding	586,574
Paid-in capital	710,602
Retained earnings (deficit)	(1,009,457)
Total Shareholders' Equity	287,719
Total Liabilities and Shareholders' Equity	$ 332,925

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Marv Capital, Inc. (the "Company") was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Authority). The Company does not hold customers' funds or securities. Its principal business activity during the year ended December 31, 2020 was investment banking (corporate finance fees) and brokerage commissions. The Company's principal office is in New York, New York.

Note 2 – Significant Accounting Policies

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates – The preparation of financial statements in conformity GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Revenues - Adoption of FASB Accounting Standards Qualification 606

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standard Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle including:

Identification of the contract with the customer
Identification of the performance obligation under the contract
Determination of the transaction price
Allocation of the transaction price to the identified performance obligation, and
Recognition of revenue as an entity satisfies the identified performance obligation

Note 2 – Significant Accounting Policies (continued)

Fee Income – Fee income is earned by providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue. Unrealized gains and losses are recorded in the statement of operations and are the result of marking securities owned to the market.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on deposit with banks and brokers with maturities of three months or less. The Company keeps a cash balance with a major bank. The cash account balances may exceed the FDIC insurance limit of $250,000.

Fees Receivable and Allowance for Credit Losses – On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the ASU did not have an impact on its financial statements and related disclosures. At December 31, 2020, there were no Fees Receivable in the of Financial Condition.

Realized and unrealized gains and losses – Realized gains and losses are the result of gains on sale of securities owned by the Company and are recorded on a trade date basis. Unrealized gain and losses are recorded in the statement of operations and are the result of marking securities owned to the market.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal, State and other tax authorities for all periods subsequent to 2017.

Depreciation – Furniture and equipment of $4,062 was fully depreciated as of January 1, 2020.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 – Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

Assets	Level 1	Level 2	Level 3
Marketable securities:			
Federal Obligations	$ -	$ 19,399	$ -
Corporate Obligations	-	29,719	-
Total	$ -	$ 49,118	$ -

Note 4 – Due from Broker

Due from broker represents cash held at Hilltop Securities, LLC in an FDIC insured account.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Risks and Uncertainties

As a result of the COVID-19 pandemic, economic uncertainties have arisen which may negatively affect the financial position, results of operations and cash flows of the Company. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2020, the Company had net capital of $253,256, which was $153,256 in excess of its required net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1 on that date.

Note 8 – Income Taxes

The Company files its corporate income tax returns on an accrual basis. For federal and state income tax purposes, there are net operating loss carryforwards (NOLs) of approximately $514,000. Management believes that it is more likely than not that the benefit from this NOL carryforward will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax asset of approximately $145,000 related to the NOLs.

Note 9 – Leases

The Company rents office space on a month to month basis. Rent expense was suspended for most of the year. Total expense 2020 was $3,205 for the year ended December 31, 2020.

Note 10 – Retirement Plan

The Company has a defined contribution plan (SEP IRA) for the Principals Maneesh Awasthi and Viru Raparthi. The Company contributed $18,500 which is included as Retirement plan contributions in the Statement of Operations and Accrued expenses in the Statement of Financial Condition. The Company had payroll liabilities of $26,185 as of December 31, 2020 and it was paid in January 2021.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from December 31, 2020 through March 30, 2021, the date the financial statements were issued, and has determined that no subsequent events have occurred which require disclosure.